CUSIP No. 878249 10 1                                          Page 1 of 1 Pages





                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------
                                  SCHEDULE 13G
                        Information Statement pursuant to
                              Rule 13d-1 and 13d-2

                                   -----------

                             TECH LABORATORIES, INC.
                            ------------------------
                                (Name of Issuer)
                          COMMON STOCK $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)
                                   878249 10 1
                                   -----------
                                 (CUSIP Number)
                                January 30, 2002
             -------------------------------------------------------
             (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


                               |_| Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

                         (Continued on following pages)

CUSIP No. 878249 10 1             Schedule 13G                 Page 2 of 5 Pages


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS.
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Andrea Iannucci and Domenico Iannucci
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |*|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States Citizens
--------------------------------------------------------------------------------
                              5       SOLE VOTING POWER

                                      415,800 shs.
        NUMBER OF             --------------------------------------------------
          SHARES              6       SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     None
           EACH               --------------------------------------------------
        REPORTING             7        SOLE DISPOSITIVE POWER
          PERSON
           WITH                       415,800 shs.
                              --------------------------------------------------
                              8       SHARED DISPOSITIVE POWER

                                      None
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         415,800 shs.
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

* The above 415,800 shares are owned by Andrea Iannucci. They may be deemed beneficially owned by Andrea Iannucci and her husband Domenico Iannucci.

CUSIP No. 878249 10 1             Schedule 13G                 Page 3 of 5 Pages


ITEM 1.

         (A)      NAME OF ISSUER:

                  Tech Laboratories, Inc.

         (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  955 Belmont Avenue
                  North Haledon, NJ 07508

ITEM 2.

         (A)      NAME OF PERSONS FILING:

                  Andrea Iannucci and her husband, Domenico Iannucci

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  150 G School Street
                  Westbury, NY 11590

         (c)      CITIZENSHIP:

                  Andrea Iannucci and her husband Domenico Iannucci are each United States citizens.

         (d)      TITLE OF CLASS OF SECURITIES:

                  Common Stock, $0.01 par value

         (e)      CUSIP NO.:

                  878249 10 1

ITEM 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Not Applicable.

CUSIP No. 878249 10 1             Schedule 13G                 Page 4 of 5 Pages


ITEM 4.           OWNERSHIP:

         (a)      Amount Beneficially Owned:

                  415,800 shs

         (b)      Percent of Class:

                  8%

         (c)      Number of shares as to which the person has:

                           (i)      sole power to vote or to direct the vote:
                                    415,800(1)

                           (ii)     shared power to vote or to direct the vote:
                                    0

                           (iii) sole power to dispose or to direct the disposition of:
                                    415,800(1)

                           (iv) shared power to dispose or to direct the disposition of:
                                    0

----------
(1) The 415,800 shares are owned by Andrea Iannucci. Her husband Domenico Iannucci is also deemed the beneficial owner of the shares.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable.

CUSIP No. 878249 10 1             Schedule 13G                 Page 5 of 5 Pages


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable.

ITEM 10.          CERTIFICATION:

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:   August 16, 2002


                                                   s/ ANDREA IANNUCCI
                                             -----------------------------------
                                                      Andrea Iannucci




                                                      s/ DOMENICO IANNUCCI
                                             -----------------------------------
                                                         Domenico Iannucci